CERTIFICATE OF QUALIFIED PERSON

Ramón Mendoza Reyes, P.Eng.

Vice President of Technical Services

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, Ramón Mendoza Reyes, P.Eng., am employed as Vice President of Technical Services with First Majestic Silver Corp. (First Majestic).

This certificate applies to the technical report entitled "Santa Elena Silver/Gold Mine, Sonora, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of June 30, 2021.

I graduated from the National Autonomous University of Mexico with a Bachelor of Science Degree in Mining Engineering in 1989, and also obtained a Master of Science Degree in Mining and Earth Systems Engineering from the Colorado School of Mines in Golden, Colorado, in 2003.

I am a member of the Engineers and Geoscientists British Columbia (P.Eng. #158547).

I have practiced my profession continuously since 1990 and have been involved in precious and base metal mine projects and operations in Mexico, Canada, the United States of America, Chile, Peru, and Argentina. As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I have been involved with the Santa Elena Silver/Gold Mine overseeing technical and operational aspects including mine planning, mining operations and mineral reserves estimation, since the acquisition by First Majestic in October 2015.

I have visited the Santa Elena Silver/Gold Mine on several occasions from 2015 to 2021. My most recent site visit was on September 6-10, 2021, during which I inspected the Santa Elena operation to review the implementation of the mining practices in the Alejandras and America veins. Inspected as well the Ermitaño project to expedite the infrastructure construction and the mine development to assess operation readiness.

I am responsible for Sections 1.1 to 1.3, 1.9.2, 1.10, 1.12 to 1.14, 1.15.2, 2 to 6, 15, 16, 18 to 24, 25.1, 25.7 to 25.9, 25.11 to 25.16, 26.1.2 to 26.1.4, 26.2 and 27 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

"Signed and sealed"

Ramón Mendoza Reyes, P.Eng.

Dated: November 24, 2021

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